Exhibit 99.2

Management Discussion and Analysis

May 31, 2020

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for Tanzanian Gold Corporation (the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements for the three and nine month period ended May 31, 2020 and 2019 and the audited consolidated financial statements for the years ended August 31, 2019 and 2018.  The MD&A was amended and restated as of August 10, 2020.  All amounts are in Canadian dollars, unless otherwise specified.

Notice to Reader

Please be advised that the following change was made to the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019:

The correction of the understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 as at August 31, 2019 and the related overstatement of net loss for the nine month period ended May 31, 2020.  The Company determined an alternate valuation approach should be taken in accordance with IFRS, from the valuation approach originally taken by the Company.  The Company previously valued the gold conversion option contained in the gold bullion loans by taking into account the gold price the holder would need to choose the gold conversion option that would enable the holder to realize a higher profit when compared to conversion to shares.  Based on the stock price, the Company determined there was a very low probability this option would be chosen and based on gold futures prices and option contracts at those future gold prices, this option was assigned a value of $nil.  In the updated interim financial statements, the valuation approach has been revised to consider the value of the conversion option to gold on a stand-alone basis, without comparison to the Company’s stock price or probability of the gold conversion option being chosen.  This resulted in the increase in value of the gold conversion option.

As a result of the restatement, the Company’s reported net loss was decreased by $1,300,000 for the nine month period ended May 31, 2020 to a loss of $11,692,526.  Please refer to note 2.4 of the Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended May 31, 2020 and 2019 for additional information.

Other than as expressly set forth above, the revised MD&A does not, and does not purport to, update or restate the information in the original MD&A or reflect any events that occurred after the date of the filing of the Original MD&A.

This MD&A is amended and restated as of August 10, 2020. It should be read in conjunction with the Company’s unaudited interim condensed amended and restated consolidated financial statements for the three and six month periods ended May 31, 2020 and 2019, including the accompanying notes and the audited amended and restated consolidated financial statements (the “Annual Financial Statements”) for the years ended August 31, 2019 and 2018, including the accompanying notes.

The Annual Financial statements and this MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors as of August 10, 2020.

Management Discussion and Analysis

May 31, 2020

Highlights – for the year ended August 31, 2019 and nine month period ended May 31, 2020

Financial:

•Subsequent to May 31, 2020 the Company settled USD$3,758,813 of principal amount of outstanding gold loans through the issuance of 13,831,467 shares.

•Subsequent to May 31, 2020 the Company settled USD$4,620,662 of principal amount of outstanding convertible loans through the issuance of 10,967,416 shares.

•During the nine month period ended May 31, 2020, the Company received convertible loans in the amount of $5,612,589 (US$4,144,493) and gold bullion loans in the amount of $292,241 (US $203,750), with a one year term with a right to extend by 1 additional year by mutual consent, carrying an 8% interest rate payable quarterly. At the sole discretion of the Lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loans and gold loans may be converted into common shares of the Company at the sole discretion of the lender at an exercise price of US$0.3417 - US$0.598 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3417 - US$0.598 per share.

During the nine month period ended May 31, 2020 the Company settled $224,513 (US$169,000) of principal amount of outstanding loans through the issuance of 504,419 shares.

During the nine month period ended May 31, 2020, the Company settled $636,582 (US$475,000) of principal amount of outstanding loans through the issuance of 904,764 shares.  The Company also repaid $283,393 (USD$200,000) in cash.

•On December 18, 2019, the Company announced that it completed the sale of 6,695,652 common shares raising USD $3,850,000.

•On August 13, 2019, the Company closed a public offering of 4,000,000 common shares at US$0.75 raising US $3,000,000.

•On July 1, 2019, the Company closed a registered direct offering of 1,916,379 common shares at US$0.58 per share raising US $1,111,500.

•On May 3, 2019, the Company completed the sale of 2,316,084 common shares at US $0.66 per share raising US $1,530,700 in the aggregate in a registered direct offering.

•On April 18, 2019, the Company completed the sale of 606,165 common shares at US $0.58 per share raising US $350,000 in the aggregate with three investors in a registered direct offering.

•On March 4, 2019, the Company completed the sale of 625,557 common shares at a price of US $0.45 per common share, raising an aggregate of US $281,000 in a registered direct offering.

Management Discussion and Analysis

May 31, 2020

On January 16, 2019, the Company completed the sale of 3,924,386 common shares at a price of US $0.23 per common share, raising an aggregate of $1,172,798 (US $885,734) in a registered direct offering.  Share issue costs amounted to $103,591 for net proceeds of $1,069,207.

•During the year ended August 31, 2019, the Company closed $287,800 (US $216,857) in gold loans.

Under the terms of the loan agreements, the bullion loans are for a period of one year, are subject to renewal, and carry an 8% interest rate payable quarterly. At the sole discretion of the lender, the bullion loans may be repaid in cash or common shares of the Company or gold in specified form at the option of the lender.  If the bullion loans are paid back by bullion, the valuation date for such bullion will be the date of the loan agreements. The bullion loans may be converted into common shares of the Company at the sole discretion of the lenders at an exercise price of US$0.3357 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at a price of US$0.3357 per share. There is no prepayment penalty.

During the year ended August 31, 2019 the Company settled $130,670 (US$100,000) of principal amount of outstanding loans through the issuance of 402,077 common shares.

•During the year ended August 31, 2019, the Company received loans in the amount of $1,596,401 (US$1,230,799) with a one year term with a right to extend by one additional year by mutual consent, carrying an 8% interest rate payable quarterly. The convertible loans may be repaid in cash or common shares of the Company at the option of the lender.  The convertible loan may be converted into common shares of the Company at the sole discretion of the lender at an exercise prices ranging from US$0.27 to US$0.34 per share.  Interest is payable quarterly, either in cash or in shares at the option of the lender at prices ranging from US$0.27 - US$0.34 per share.

During the year ended August 31, 2019, the Company settled $2,614,343 (US$2,028,768) of principal amount of outstanding loans through the issuance of 7,387,818 common shares.

•In connection with the gold loans described in note 21 and the convertible loans, the Company paid a finder’s fee via the issuance of an aggregate of 686,446 common shares with a value of $581,181.  The finder’s fee was allocated proportionally between the gold loans and convertible loans.

Operational:

•A new team that constitutes the in-house mining crew was engaged in order to supervise and direct the mining activities by consultant firm, FEMA.

•The start-up TSF design was completed and subsequently incorporated into the Environmental Management Audit Management Report for 2020 that was filed with NEMC, Mwanza branch.

•An application to register the TSF was subsequently submitted to the Ministry of Water and Irrigation (MOWI) and Ministry of Minerals (MOM).

•Officials from both ministries subsequently came to site to inspect the proposed site and construction of the TSF. Their initial evaluation reports are awaited. An application for the renewal of the Buckreef Chemical usage permit was submitted to the Government Laboratory Agency (Chief Government Chemist) in Mwanza.

Management Discussion and Analysis

May 31, 2020

•Based on the long list of additional metallurgical test-work (as per submissions in the RFPs) still to be conducted on the Buckreef oxide ore, management opted to fabricate, install and operate a 5TPH CIL process plant as a prelude to the main 15tph CIL process plant EPCM tender award.

•Conversion of the existing CIC process plant into a 5tph CIL process plant to assist with additional metallurgical test-work on the Buckreef oxide ore as well as commence gold production progressed well during the month.

•15tph process plant tender internal adjudication by Virimai Projects of the 6 RFPs completed and submitted to Technical Working Committee and Buckreef Board of Directors. Actual award of the tender will be done in June 2020 after completion of Local Content Regulatory requirements with the offices of the Mining Commission of Tanzania on such procurements.

•The Company completed processing Phase 1 & 2 Resource upgrade drilling results and thereafter engaged Virimai Projects Pvt Ltd who compiled an Independent Mineral Resource Update Technical Report for the Buckreef project. The ITR report was submitted for review by the British Columbia Securities Commission and will be published as a public NI43-101 compliant document in mid-June 2020.

•The Buckreef prospect shear zone hosted mineral resources (Measured & Indicated) at a cut-off grade of 0.5g/t as updated now stands at 35.88Mt @ 1.77g/t with ~2.04Moz of contained gold, up from a 2018 estimate of 21.99Mt @ 1.54g/t with 1.09Moz of contained gold. The combined total mineral resources (Measured & Indicated) for the Buckreef Project as updated now stands at 38.57Mt @ 1.77g/t with ~2.19Moz of contained gold.

•The Company continued with its Phase 3 deep drilling program targeting down dip and strike extensions of the Buckreef Main zone at elevations up to 700m below the current pit bottom. A combined total of 2 3891.32m (RC pre-collar: 479m & Core tailing: 1 910.32m) were drilled during the reporting period.

•Mining in the oxide ore starter pit commenced during the reporting period. Initial mining plan aimed at stripping the topsoil and waste material in the central section of the new pit to expose medium to high grade ores for immediate processing by the 5tph CIL process plant to achieve a first gold pour by end of June 2020.

•The mining stats for the reporting period are as follows:

▪Topsoil and Waste rock: 43,041t

▪High-grade Oxide Ore: 1,632t @4.0g/t Au &

▪Low-grade oxide Ore: 873t @0.65g/t Au

•In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees for both active licenses and any other licenses that have since forfeited with a debt. The Company has paid certain of its annual license fees for all active licenses except for some forfeited or lapsed licenses since October 2014.

•Based on the new regulations that have been enacted by the Mining Commission, some of the Company’s forfeited licenses still carry an outstanding debt (incurred before and by the time of the forfeiture). The Company has cleared off all outstanding debts for licenses (current and forfeited) for Tanzam2000 as per the payment schedule agreed with the Ministry of Mines.

Management Discussion and Analysis

May 31, 2020

•The list of Company’s license holdings portfolio now comprises 32 Active & 101 Forfeited licenses. The Active licenses are made up as follows: Tancan-3, Buckreef-14 & Tanzam2000-17 split into three main categories as Retain (21), JV (1) & Discard (12).

•Cumulative annual fees liabilities for the portfolio now stand at US$370,413.25 broken as follows: Active PLs 20/21 upcoming annual rents (US$118,400) & Forfeited PLs (US$249,240.75) inclusive of penalty fees liability as of 31st May 2020. The drop in grade is attributed to in-situ leaching with remnant cyanide over a 4 year period and the pregnant solution was never monitored but diluted with rain water and subsequently lost to the environment over the 4 year period as well.

•The Itetemia ML and Kigosi ML applications were arbitrarily cancelled by the Mining Commission without any formal communications on the outcome of the Company’s original applications submitted in November 2015 and due to a miscommunication on default letter sent to the wrong address respectively. The two court cases to resolve these issues are still being reviewed through our attorneys at the High Court of Tanzania.

Overall Performance

As at May 31, 2020, the Company had current assets of $2,542,516, compared to $4,135,316 on August 31, 2019.  The increase is mainly due to inflows from proceeds of convertible loans issued of $5,612,589 (2019 - $1,596,401), inflows from proceeds of gold loans issued of $nil (2019 - $287,800), as well as inflows from proceeds of private placements, net off issue costs, of $4,634,051 (2019 - $3,833,378) offset by outflows in regard to expenditures on exploration of $6,448,335 (2019 - $1,919,793), additions to property, plant and equipment of $625,881 (2019 - $20,062) and cash used in operations of $4,838,083 (2019 - $3,054,181).  Mineral properties and deferred exploration assets were $39,599,097 as at May 31, 2020, compared to $31,750,255 at August 31, 2019.

Net loss for the nine month period ended May 31, 2020 was $11,692,526, compared to a net loss of $4,945,797 in the nine month period ended May 31, 2019.  Net loss increased in the current period, primarily due to share based compensation in the amount of $4,340,710 (2019 - $183,000), a loss on valuation of the derivative in gold bullion loans of $800,000 (2019 - $70,000), as well as increases in consulting expenses, salaries and benefits as well as shareholder information costs, whose variances are further discussed below.

Share Capital:

During the nine month period ended May 31, 2020, the Company issued 1,159,324 (2019 – 1,444,023) common shares with a value of $469,589 (2019 - $555,800) in connection with interest payments related to the convertible loans and gold bullion loans outstanding.  The Company also issued shares for cash during the nine month period ended May 31, 2020 issuing 6,768,634 (2019 – 7,472,192) common shares for proceeds of $4,634,051 (2019 - $3,807,045).  The Company issued 1,991,997 common shares (2019 – 6,704,335) with a value of $865,624 (2019 - $2,313,694) for settlement of convertible loans as well.  The Company also issued 5,623,000 shares (2019 – nil) with a value of $4,329,710 (2019 - $nil) for compensation to directors, officers and consultants.  Finally, the Company issued 5,434,896 shares (2019 – nil) in connection with the cashless exercise of warrants upon which the Company transferred $4,686,444 from warrant liability to share capital.  In the current period, capital was utilized for the Buckreef Project development, property acquisition, exploration, capital equipment purchases and general operating expenses as tabulated below.  The remaining funds/cash liquid assets, when available, are invested in interest bearing investments, which are highly liquid.

Management Discussion and Analysis

May 31, 2020

C$ (000)
Funds available August 31, 2019	3,389
Net proceeds from convertible loans and gold bullion loans	5,613
Repayment of convertible loan	(283)
Net proceeds from private placements, net of issue cost	4,634
Mineral property expenditures including licences, environmental and exploration, net of recoveries	(6,448)
Additions to property, plant and equipment	(626)
General corporate expenses	(4,830)
Funds available May 31, 2020	$1,449

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at May 31, 2020, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

Additional funding may be derived from revenues generated in the future from anticipated completion and operation of its Buckreef mine currently under development.  Management continues to explore alternative financing sources in the form of equity, debt or a combination thereof; however, the current economic uncertainty and financial market volatility make it difficult to predict success.  Risk factors potentially influencing the Company’s ability to raise equity or debt financing include:  the outcome of the feasibility study at the Buckreef Project, mineral prices, the risk of operating in a foreign country, including, without limitation, risks relating to permitting, and the buoyancy of the credit and equity markets.  For a more detailed list of risk factors, refer to the Company’s Form 20-F Annual Report for the year ended August 31, 2019, which is filed on SEDAR as the Company’s Annual Information Form.

Due to the current low interest rate environment and lack of funds, interest income is not expected to be a significant source of income or cash flow.  Management intends to monitor spending and assess results on an ongoing basis and will make appropriate changes as required.

TRENDS

•There are significant uncertainties regarding the prices of precious and base metals and other minerals and the availability of equity and debt financing for the purposes of mineral exploration and development.  The prices of precious and base metals have been subject to extreme volatility over recent periods, as such the Company remains cautious;

•The Company’s future performance is largely tied to development of the Buckreef project and other main projects and outcome of future drilling results; and

•Current financial markets are likely to be volatile in Canada and the United States for the remainder of the fiscal year, reflecting ongoing concerns about the stability of the global economy.  As well, concern about global growth may lead to future drops in the commodity markets.  Uncertainty in the credit markets has also led to increased difficulties in borrowing or raising funds.  Companies worldwide have been negatively affected by these trends.  As a result, the Company may have difficulties raising equity and debt financing for the purposes of base and precious metals exploration and development.

Management Discussion and Analysis

May 31, 2020

•The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown.  The duration and impact of the COVID-19 pandemic is unclear at this time and as a result it is not possible for management to estimate the severity of the impact it may have on the financial results and operations of the Company in future periods. It is management’s assumption that the Company will continue to operate as a going concern.

These trends may limit the Company’s ability to discover and develop an economically viable mineral deposit.

Selected Financial Information

	As at and for the nine month period ended May 31, 2020	As at and for the year ended August 31, 2019	As at and for the year ended August 31, 2018
	Restated	Restated	Restated
Total Revenues	$0	$0	$0
Net income (loss) for the period	$(11,692,526)	$(30,417,517)	$(7,097,397)
Basic income (loss) per share	$(0.07)	$(0.22)	$(0.06)
Diluted income (loss) per share	$(0.07)	$(0.22)	$(0.06)
Total assets	$44,935,222	$38,118,925	$53,235,140
Total long term financial liabilities	$747,495	$737,404	$726,143
Cash dividends declared per share	$0	$0	$0

Results of Operations

Net additions to mineral properties and deferred exploration costs for the nine month period ended May 31, 2020 were $7,848,842 compared to $3,828,858 for the nine month period ended May 31, 2019.  Out of the net additions, $1,236,845 (2019 - $1,799,248 increase) represents an increase/decrease due to foreign exchange on functional currency in the current period.   The increase excluding these amounts saw expenditures of $6,611,997 for the nine month period ended May 31, 2020 compared to $2,029,610 during 2019.  The expenditures increased compared with the prior year due to the ongoing drilling and exploration program initiated in the prior fiscal year as well as work completed to construct and initiate mining at Buckreef.

Net loss for the nine month period ended May 31, 2020 was $11,692,526, compared to a net loss of $4,945,797 for the comparable nine month period ended May 31, 2019.  Net loss increased in the current period, primarily due to share based compensation in the amount of $4,340,710 (2019 - $183,000), a loss on valuation of the derivative in gold bullion loans of $800,000 (2019 - $70,000), as well as increases in consulting expenses, salaries and benefits as well as shareholder information costs, whose variances are further discussed below.  For the three month periods ended May 31, 2020 and 2019, there was a net loss of $7,879,522 compared to a net loss of $2,189,196, respectively.  Net loss increased between the two periods primarily due to the same reasons for the increase in the nine month period.

Variances in expenditures are set out below:

For the nine month period ended May 31, 2020, depreciation expense was $178,712, compared to $262,622 for the nine month period ended May 31, 2019. Depreciation expense decrease slightly as the net book value amortization base decreased compared to the prior period and the heap leach pads were fully amortized in the period therefore no additional depreciation expense was reflected.

Management Discussion and Analysis

May 31, 2020

Consulting fees for the nine month period ended May 31, 2020 were $1,010,819, compared to $684,540 in the comparable nine month period ended May 31, 2019.  Consulting expenses were higher in the current year due to additional work and consulting work at Buckreef as well as corporate in connection with promotional and other activities.  Consulting fees for the three months ended May 31, 2020 were $361,626 compared to $298,017 in the comparable period ended May 31, 2019. The reason for the increase for the three month period is the same as above.

Directors’ fees for the nine month period ended May 31, 2020 were $164,953, compared to $83,719 in the comparable nine month period ended May 31, 2019.  The amounts increased in the current period due to additional fees to directors.  For the three month period ended May 31, 2020, director fees amounted to $74,765 (2019 - $27,906).  The reason for the increase is the same as for the nine month period.

Office and general expenses for the nine month period ended May 31, 2020 were $184,089, compared to $130,626 in the comparable nine month period ended May 31, 2019.  Office and general costs increased between the comparable period due to the increased activity at site with the current drill program which increased supporting office and general expenditures.  For the three month period ended May 31, 2020, office and general expenses were $59,278 compared to $39,536 in the comparable period ended May 31, 2019. The reason for the increase for the three month period is the same as above.

Shareholder information costs for the nine month period ended May 31, 2020 increased to $579,336 from $264,207 for the comparable nine month period ended May 31, 2019. The amounts increased during the current period due to an investor relations initiative including a shareholder promotion program and investor shows initiated in the current period.  For the three month period ended May 31, 2020, shareholder information costs were $221,537 compared to $92,032 for the three month period ended May 31, 2019.  The reason for the increase is the same as for the nine month period.

Professional fees decreased by $41,951 for the nine month period ended May 31, 2020 to $1,290,900 from $1,332,851 for the nine month period ended May 31, 2019.  Professional fees were consistent between the two periods.  For the three month period ended May 31, 2020 professional fees went from $849,407 for the three month period ended May 31, 2019 to $697,298. The reason for the decrease is due to timing of work on the litigation as described in the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019.

Salaries and benefits expense increased to $900,434 for the nine month period ended May 31, 2020 from $518,172 for the nine month period ended May 31, 2019.  Salaries and benefits increased in line with the overall increased activity due to the current drill and exploration program underway which resulted in addition in personnel in Tanzania and one employee at head office as well.  The expenses for the corresponding three month period ending May 31, 2020 and 2019 were $324,111 and $220,575 respectively and increased for the same reason described above.

Share based payments for the nine month period ended May 31, 2020 were $4,340,710, compared to $183,000 in the comparable nine month period ended May 31, 2019.  The increase is due to 5,623,000 shares with a value of $4,329,710 which were issued as compensation to various directors, officers and consultants.  There was also an expense associated with vesting of options issued in prior years which resulted in compensation of $11,000 (2018 - $183,000), see note 5 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019 for details of stock options issued.

For the nine month period ended May 31, 2020, travel and accommodation expense were higher at $80,710 compared to $23,266 in 2019.  Travel and accommodation expense increased due to increased travel to site given the current exploration program.  For the three months ended May 31, 2020 and 2019, travel and accommodation went from

Management Discussion and Analysis

May 31, 2020

$8,600 in 2019 to $11,762. Travel and accommodation expense for the three month period also increased due to increased travel to site given the current exploration program.

For the nine month period ended May 31, 2020, the foreign exchange loss was $90,390 compared to an exchange gain of $119,882 for the same nine month period ended May 31, 2019.  The primary reason is the US Dollar exchange rate decreasing from 1.353 at August 31, 2019 to 1.377 at May 31, 2020.

The interest accretion expense for the nine month period ended May 31, 2020 was $648,782, compared to $655,405 for the nine month period ended May 31, 2019.  Interest accretion remained relatively consistent between the two periods.

A loss of $800,000 (2019 – $70,000) was recognized during the nine month period ended May 31, 2020, in connection with the revaluation of the derivative in gold bullion loans.  The derivative in gold bullion loans is revalued at every reporting period using Monte Carlo simulation utilizing the stochastic process using Geometric Brownian motion which is a continuous time stochastic process in which the logarithm of the randomly varying quantity follows a Brownian motion.  See note 20 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019 for details.

Summary of Quarterly Results (unaudited)

(Expressed in thousands of dollars, except per share amounts)

	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4
Total revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Income (Loss)	$(7,880)	$(2,595)	$(1,218)	$(25,471)	$(2,189)	$(1,455)	$(1,302)	$(2,077)
Basic and diluted income (loss) per share	$(0.05)	$(0.02)	$(0.01)	$(0.18)	$(0.02)	$(0.01)	$(0.01)	$(0.02)

Quarterly figures were restated – Please refer to note note 2.4 of the Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the three and nine month periods ended May 31, 2020 and 2019 for additional information.

Liquidity and Capital Resources – Going Concern Discussion

The Company manages liquidity risk by maintaining adequate cash balances in order to meet short term business requirements.  Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding and loans.  Historically, the Company obtained funding via private placements and public offerings.

Based on the Company’s current funding sources and taking into account the working capital position and capital requirements at May 31, 2020, these factors indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern and is dependent on the Company raising additional debt or equity financing. The Company must obtain additional funding in order to continue development and construction of the Buckreef Project. The Company presently does not have adequate resources to maintain its core activities for the next fiscal year or sufficient working capital to fund all of its planned activities.  The Company is continuing to pursue additional financing to fund the construction of the Buckreef Project and additional projects. However there is no assurance that such additional funding and/or project financing will be obtained or obtained on commercially favourable terms.

Management Discussion and Analysis

May 31, 2020

At May 31, 2020, the Company had a working capital deficiency of $18,007,916 (August 31, 2019 – $10,395,970 working capital deficiency), had not yet achieved profitable operations, has accumulated losses of $145,461,823 (August 31, 2019 – $133,762,683) and expects to incur further losses in the development of its business. The Company will require additional financing in order to conduct its planned work programs on mineral properties, meet its ongoing levels of corporate overhead and discharge its future liabilities as they come due.

Some of the Company’s mineral properties are being acquired over time by way of option payments.  It is at the Company’s option as to whether to continue with the acquisition of the mineral properties and to incur these option payments.

Commitments:

In order to maintain the existing site of mining and exploration licenses, the Company is required to pay annual license fees. The Company has not paid certain of its annual license fees since October 2014 with exception of Buckreef mining licenses. As at May 31, 2020 an accrual of $347,000 (August 31, 2019 - $680,000) has been recorded relating to unpaid license fees and resultant penalties. These licenses remain in good standing until a letter of demand is received from Ministry of Energy and Minerals requesting payment of any unpaid license fees plus 50% penalty, and the Company fails to respond within 30 days. The Company has not received a letter of demand. The potential penalty relating to unpaid license fees is approximately $116,000 (August 31, 2019 - $211,000). The Company has recorded an accrual for all valid and active mining licenses.

Contingencies:

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

On January 19, 2018, Crede CG III, LTD (“Crede”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, claiming, among other things, breach of contract for failure to allow Crede to exercise 1,300,000 Series A Warrants to acquire 3,100,751 common shares.  The Series A Warrants were issued, along with Series B Warrants (the Series A Warrants and Series B Warrants, collectively “Warrants), in connection with a Securities Purchase Agreement entered into on September 1, 2016.  In response to the complaint, the Company’s attorneys initiated correspondence with Crede’s attorneys regarding Crede’s January 19, 2018 complaint.  On February 27, 2018, Crede dismissed its complaint against the Company without prejudice. On March 12, 2018, Crede filed suit against the Company in the Supreme Court of the State of New York, County of New York (Index No. 651156/2018) (“State Claim”), claiming breach of contract (including specific performance and injunctive relief); declaratory judgment that the Securities Purchase Agreement and Warrants are binding obligations; and, in the event injunctive and declaratory relief was not ordered, awarding compensatory and punitive damages, and attorney fees and costs for failure to allow Crede to exercise 500,000 Series B Warrants to acquire 1,332,222 common shares. On June 20, 2019, the Supreme Court of the State of New York, County of New York granted summary judgment to Crede on its December 3, 2018, motion for specific performance for the issuance of 1,332,222 common shares pursuant to the Series B Warrants and declaratory relief that the terms of the Securities Purchase Agreement and Warrants are valid. On August 21, 2019, the Company filed a notice of appeal and sought a stay of the summary judgement order in the State Claim pending appeal. On February 4, 2020, the Appellate Division, First Judicial Department, Supreme Court of the State of New York affirmed the Supreme Court of the State of New York, County of New York’s granting of summary judgment to Crede under the Securities Purchase Agreement and Warrants.  On or around February 11, 2020, the Company filed an appeal of the Appellate Division’s February 4, 2020 decision

Management Discussion and Analysis

May 31, 2020

which was subsequently denied.  In February and May of 2020, Crede exercised its remaining 3,517,857 series B Warrants and the Company issued 5,434,896 common shares, in the aggregate, to them.  After these exerxises, Crede no longer has outstanding Warrants.

On May 10, 2018, we filed a complaint in the United States District Court Southern District of New York (Case No. 18–Civ-4201) (“Federal Claim”) against Crede and certain of its principals, and others, alleging, among other things, violation of certain acts under the Securities Exchange Act, as amended (“Exchange Act”).  On March 26, 2019, the District Court dismissed certain of our claims against the defendants, but allowed certain claims under Exchange Act for market manipulation and breach of the covenant of good faith and fair dealing by Crede to continue.  On May 28, 2020, we filed a second amended complaint in the Federal Court alleging, among other things, that Crede and certain of its principals manipulated the price of the Company’s common shares, breached the September 1, 2016 registration rights agreement entered into with the Company, and violated Section 10(b) and Rule 10b-5 promulgated thereunder and Section 13(d) of the Exchange Act.  The Federal Claim is in its initial stage and limited discovery has been initiated.

The issuance of additional common shares to Crede pursuant to the Warrant will have a dilutive effect to our shareholders and the Company’s payment, if any, of potential expenses may adversely affect the Company’s financial condition.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related parties include the Board of Directors and officers, close family members and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

(a) Tanzanian Gold Corporation entered into the following transactions with related parties:

Nine months ended,	Notes	May 31, 2020	May 31, 2019
Legal services	(i)	$Nil	$Nil
Consulting	(ii)	$182,461	$167,407
Consulting	(iii)	$325,734	$246,602
Consulting	(iv)	$60,814	$150,950

(i) The Company previously engaged a legal firm for professional services in which one of the Company’s directors is a partner.  During the nine month period ended May 31, 2020, the legal expense charged by the firm was $nil (2019 - $nil).  As at May 31, 2020, $335,940 remains payable (August 31, 2019 - $335,940).

(ii) During the nine month period ended May 31, 2020, $182,461 (2019 - $167,407) was paid for consulting and website/data back-up services to companies controlled by individuals associated with the former CEO and current director.

(iii) During the nine month period ended May 31, 2020, $325,734 (2019 - $246,602) was paid for drill mobilization, advances on drilling services, and payments due under agreement, to Stamico, the Company’s joint venture partner on the Buckreef Gold Project.

(iv) During the nine month period ended May 31, 2020, $60,814 (2019 - $150,950) was paid for consulting services to a company controlled by a director.

Management Discussion and Analysis

May 31, 2020

As at May 31, 2020, the Company has a receivable of $67,119 (August 31, 2019 - $45,368) from an organization associated with the Company’s President and former CEO and current director and from current officers and directors.  The Company also has a receivable of $34,188 (August 31, 2019 - $33,071) from Stamico.

As at May 31, 2020, the Company has outstanding leases due under finance lease obligations as described in note 4 of $87,903 (August 31, 2019 - $78,784) repayable within 1 year.

(b) Remuneration of Directors and key management personnel (being the Company’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer) of the Company was as follows:

Nine months ended May 31,	2020		2019
	Fees, salaries and benefits (1)	Share based payments (2), (3)	Fees, salaries and benefits (1)	Share based payments (2), (3)
Management	$ 478,310	$ 2,117,500	$ 425,337	$ nil
Directors	164,953	1,247,400	83,719	nil
Total	$ 643,263	$ 3,364,900	$ 509,056	$ nil

   (1)   Salaries and benefits include director fees. The board of directors do not have employment or service contracts with the Company. Directors are entitled to director fees and RSU’s for their services and officers are entitled to cash remuneration and RSU’s for their services.

    (2)   All stock option share based compensation is based on the accounting expense recorded in the year.

As at May 31, 2020, included in trade and other payables is $1,130,000 (August 31, 2019 - $927,000) due to these key management personnel with no specific terms of repayment.

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders at a meeting held on August 16, 2019.

The purposes of the Omnibus Plan are (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees, (b) to reward such persons for their sustained contributions and (c) to encourage such persons to take into account the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units, deferred share units and performance share units (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 20-F Annual Report for the year ended August 31, 2019

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

Management Discussion and Analysis

May 31, 2020

For more particulars about the Omnibus Plan we refer you to the Company’s Management Information Circular dated June 26, 2019 or the copy of the Omnibus Plan included with the Form 20-F Annual Report.

The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Critical Accounting Estimates

Assessment of Recoverability of Mineral Property Costs

The deferred cost of mineral properties and their related development costs are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production. Cost includes both the cash consideration as well as the fair market value of any securities issued on the acquisition of mineral properties. Properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made. The proceeds from property options granted reduce the cost of the related property and any excess over cost is applied to income the Company’s recorded value of its exploration properties is based on historical costs that expect to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

Assessment of Recoverability of Deferred Income Tax Assets

The Company follows the balance sheet method of accounting for income taxes.  Under this method, deferred tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.  Deferred tax liabilities and assets are measured using substantively enacted tax rates.  The effect on the deferred tax liabilities and assets of a change in tax rates is recognized in the period that the change occurs.  Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that is probable that taxable profit will be available against which the deductible temporary difference and the carry forward of unused credits and unused tax losses can be utilized.  In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The Company assesses, based on all available evidence, the likelihood that the deferred income tax assets will be recovered from future taxable income and, to the extent that recovery cannot be considered probable, the deferred tax asset is not recognized.

Estimate of Share Based Payments, Warrant Liability, Embedded Derivatives Associated Assumptions

The Company recorded share based payments based on an estimate of the fair value on the grant date of share based payments issued and reviews its foreign currency denominated warrants each period based on their fair value. The accounting required for the warrant liability and the derivative liability embedded in the gold bullion loan requires estimates of interest rate, life of the warrant, stock price volatility and the application of the Black-Scholes option pricing model.   See note 5 of the May 31, 2020 unaudited interim condensed consolidated financial statements for full disclosure.

Management Discussion and Analysis

May 31, 2020

Critical accounting policies

Mineral Properties

All direct costs related to the acquisition and exploration and development of specific properties are capitalized as incurred.  If a property is brought into production, these costs will be amortized against the income generated from the property.  If a property is abandoned, sold or impaired, an appropriate charge will be made to the statement of comprehensive loss at the date of such impairment.  Discretionary option payments arising on the acquisition of mining properties are only recognized when paid.  Amounts received from other parties to earn an interest in the Company's mining properties are applied as a reduction of the mining property and deferred exploration and development costs until all capitalized costs are recovered at which time additional reimbursements are recorded in the statement of comprehensive loss, except for administrative reimbursements which are credited to operations.

Consequential revenue from the sale of metals, extracted during the Company's test mining activities, is recognized on the date the mineral concentrate level is agreed upon by the Company and customer, as this coincides with the transfer of title, the risk of ownership, the determination of the amount due under the terms of settlement contracts the Company has with its customer, and collection is reasonably assured.  Revenues from properties earned prior to the commercial production stage are deducted from capitalized costs.

The amounts shown for mining claims and related deferred costs represent costs incurred to date, less amounts expensed or written off, reimbursements and revenue, and do not necessarily reflect present or future values of the particular properties.  The recoverability of these costs is dependent upon discovery of economically recoverable reserves and future production or proceeds from the disposition thereof.

The Company reviews the carrying value of a mineral exploration property when events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value of the property exceeds its fair value, the property will be written down to fair value with the provision charged against operations in the year of impairment. An impairment is also recorded when management determines that it will discontinue exploration or development on a property or when exploration rights or permits expire.

Ownership in mineral properties involves certain risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral interests.  The Company has investigated the ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Capitalized mineral property exploration costs are those directly attributable costs related to the search for, and evaluation of mineral resources that are incurred after the Company has obtained legal rights to explore a mineral property and before the technical feasibility and commercial viability of a mineral reserve are demonstrable.  Any costs incurred prior to obtaining the legal right to explore a mineral property are expensed as incurred.  Field overhead costs directly related to exploration are capitalized and allocated to mineral properties explored.  All other overhead and administration costs are expensed as incurred.

Once an economically viable reserve has been determined for a property and a decision has been made to proceed with development has been approved, acquisition, exploration and development costs previously capitalized to the mineral property are first tested for impairment and then classified as property, plant and equipment under construction.

Management Discussion and Analysis

May 31, 2020

Impairment of Long-lived Assets

At each date of the statement of financial position, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash‐generating unit to which the assets belong.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre‐tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash‐generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash‐generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash‐generating unit) in prior years.

The Company’s most critical accounting estimate relates to the impairment of mineral properties and deferred exploration costs.  Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Asset Retirement Obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of mineral properties and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement obligation is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit‐of‐production method or the straight‐line method, as appropriate.  Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market‐based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Financial Instruments

Fair Value of Financial Instruments

Cash and derivatives are classified as fair value through profit and loss, Trade and Other Receivables are measured at amortized cost.  Trade and other payables, leases payable, convertible loans and gold bullion loans are classified as other financial liabilities, which are measured at amortized cost.  Fair value of trade and other payables and convertible loans are determined from transaction values that are not based on observable market data.

The carrying value of the Company’s cash, other receivables, trade and other payables approximate their fair value due to the relatively short term nature of these instruments.

Management Discussion and Analysis

May 31, 2020

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy are as follows:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 - Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly;

•Level 3 – Inputs for assets or liabilities that are not based on observable market data

As at May 31, 2020 and August 31, 2019, cash is recorded at fair value under level 1 within the fair value hierarchy and the derivatives in the gold bullion loans are classified as Level 2 within the fair value hierarchy. See Note 20 of the unaudited interim condensed consolidated financial statements for the three and nine month periods ended May 31, 2020 and 2019 for further information on the fair value of the derivatives in the gold bullion loans.

The carrying value of cash, other receivables, accounts payable and accrued liabilities, leases payable, convertible loans and gold bullion loans approximate fair value because of the limited terms of these instruments.

A summary of the Company's risk exposures as they relate to financial instruments are reflected below:

Credit Risk

Credit risk is the risk of an unexpected loss if a third party to a financial instrument fails to meet its contractual obligations.  The Company is subject to credit risk on the cash balances at the bank and accounts and other receivables and the carrying value of those accounts represent the Company’s maximum exposure to credit risk.  The Company’s cash and cash equivalents and short-term bank investments are with Schedule 1 banks or equivalents.  The accounts and other receivables consist of GST/HST and VAT receivable from the various government agencies and amounts due from related parties.  The Company has not recorded an impairment or allowance for credit risk as at May 31, 2020, or August 31, 2019.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rate.  The Company’s bank accounts earn interest income at variable rates.  The bullion loan carries a fixed rate of interest.  The Company’s future interest income is exposed to changes in short-term rates.  As at May 31, 2020, a 1% increase/decrease in interest rates would decrease/increase net loss for the period by approximately $14,000 (2019 - $12,000).

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at May 31, 2020, the Company had current assets of $2,542,516 (August 31, 2019 - $4,135,316) and current liabilities of $20,550,432 (August 31, 2019 - $14,531,286). All of the Company’s trade payables and receivables have contractual maturities of less than 90 days and are subject to normal trade terms.  Current working capital deficiency of the Company is $18,007,916 (August 31, 2019 - $10,395,970).  The Company will require additional financing in order to conduct its planned work programs on mineral properties and the development and construction of the Buckreef Project, meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.

Management Discussion and Analysis

May 31, 2020

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company has offices in Canada, USA, and Tanzania, but holds cash mainly in Canadian and United States currencies.  A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Tanzanian shillings could have an effect on the Company’s results of operations, financial position, or cash flows.  At May 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates.  As a majority of the transactions of the Company are denominated in US and Tanzanian Shilling currencies, a 10% movement in the foreign exchange rate will have an impact of approximate $1,509,000 on the statements of comprehensive loss.

COVID-19

In particular, the Company wishes to highlight that it continues to face risks related to COVID-19, which could continue to significantly disrupt its operations and may materially and adversely affect its business and financial conditions.

In December 2019, a novel strain of the coronavirus emerged in China and the virus has now spread to several other countries, including Canada and the U.S., and infections have been reported globally resulting in a global pandemic. The extent to which COVID-19 will continue to impact the Company's business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of COVID- 19 globally could materially and adversely impact the Company's business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company's control, which may have a material and adverse effect on the its business, financial condition and results of operations.

There can be no assurance that the Company's personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of COVID-19 could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 197,462,832 common shares outstanding, 287,901 share purchase warrants outstanding, nil RSUs outstanding, and 7,352,000 stock options outstanding.

Outlook

The Company’s Board of Directors has revised the strategic objective of the Company is to develop the Buckreef Project based on the conceptual production plan as published in the NI43-101 compliant Mining Feasibility Report (June 2018). The revised plan involves oxide ore mining from the Buckreef Main prospect and immediately commence processing this ore using a pilot 5tph CIL process plant whose construction was completed during the reporting period. The exploration plans including financial analysis projections on the Buckreef encompassing the Buckreef Main, South, Eastern Porphyry, Bingwa and Tembo open pit mines. Results from the recommendations for further resource

Management Discussion and Analysis

May 31, 2020

upgrade drilling as stated in the June 26, 2018 NI43-101 pre-feasibility report have resulted in the compilation of an NI43-101 compliant Updated Mineral Resource report statement that is currently under review by the British Columbia Securities Commission prior to publication. In addition, the Corporation also continued with its Phase 3 deep drilling program targeting down dip and strike extensions of the Buckreef Main zone at elevations up to 700m below the current pit bottom. The Corporation has also engaged the world-renowned SGS (Lakefield) Company to conduct additional metallurgical, rock stress and other tests with the intent of determining the best plan to bringing the Buckreef sulphide ores into production.

As a prelude increasing gold production from the oxide ore at Buckreef, the Corporation has completed internal tender adjudication process on the awarding of the 15tph CIL process plant EPCM proposals received from 6 prospective suppliers. The Corporation has also contracted SGS-Bateman as a preferred consultant to oversee and direct the winner of the EPCM tender in the final design, fabrication, installation and commissioning of a 15tph CIL process plant to beef gold production from oxide ore component at the Buckreef project.

The Company continues to monitor its other various mineral properties in the portfolio, notable among them being Itetemia, Luhala and Kigosi. However, the Company suffered a setback on its Itetemia’s Golden Horseshoe Reef (GHR) that represented a modest, yet robust, medium grade, near surface gold deposit and is currently the subject of a court case after the mining license application was arbitrarily rejected by the offices of the Mining Commission of Tanzania. In the Company’s normal monthly review of the Government portal it became aware of changes made to the Itetemia Mining License Application. No official correspondence has been received; however, it appears that our application had been denied and 5 PML’s were issued under another name based on the Government’s portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. The Company also has the option of referring the situation should it not resolve in its favor to the Tanzanian anti-corruption bureau or possibly seeking remedy under the Tanzanian / Canadian economic treaty of 2013.

The Luhala property holds modest but low-cost gold extraction potential and is still classified as an advanced stage exploration project.

The Company also suffered a setback on its Kigosi project, a pre-production mining project whereby development has been delayed due to recently enacted laws on mining in areas designated as game reserves. As reported in the last quarter, the Mining Commission assumed 100% control of the Kigosi ML96/2013 while the protracted negotiations for access to the restricted Kigosi game reserve area are ongoing. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. Despite the setback, the Company has paid all outstanding annual fees to the Ministry of Mines as a show of good faith while negotiations for the re-instatement of the mining license as well as access with the Ministry of Natural Resources and Tourism continue.

Based on the Management’s adoption and implementation of the recommendations from the Executive Technical team to classify of all the Company’s various Prospecting License (PL) holdings under three project categories identified as PLs to Retain, PLs for joint venture and PLs to Discard/Abandon, efforts to pay up all outstanding annual fees on the PLs in the PLs to Retain and/or JV category progressed well but mainly targeted the Special Mining License and Mining licenses. At the end of this current reporting quarter only annual fees for the upcoming period 2020 to 2021 will be due for payment starting in June 2020.

The five critical target projects were identified as Buckreef project, Buziba project, Kigosi project, Itetemia project and Luhala project of which all projects, except for Buckreef, are in the care and maintenance stage. The Buziba project was traditionally included under Buckreef Project in previous annual reports but will now be treated as a

Management Discussion and Analysis

May 31, 2020

standalone project. Brief descriptions of PL holdings and financial obligation status for each respective project area are summarized in the sections below. Actual fieldwork was mainly concentrated on the Buckreef Project during the reporting period.

Exploration Summary

The continuity of expenditures on mineral properties is as follows:

Buckreef Project

Mine Development and Operations

The Buckreef Project is in the Geita District of the Geita Region south of Lake Victoria, some 110km southwest of the city of Mwanza (see Figure, overleaf).  The project area can be accessed by ferry across Smiths Sound, via tarred national road and thereafter via unpaved but well-maintained gravel roads. The Project comprises five prospects namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Buziba. The Buckreef Project encompasses three ore zones namely Buckreef South, Buckreef Main and Buckreef North. The Buckreef Project is fully licensed for mining and extraction of gold.

Management Discussion and Analysis

May 31, 2020

The following work on mining and process plant operations was completed up to 31st May 2020:

Mine Pit Design

❖The oxide ore starter pit was designed by in-house mining engineer to match the updated 3D topography (Figure 1).

❖Mining in the oxide ore starter pit commenced from a central position mainly targeting a quick access to high-grade mineralization for planned first gold pour.

❖Pit expansion was to both the East-West and North-South directions and mainly involved removal of the top soil.

Figure 1: Oxide Ore Pit Design and Development

❖The in-pit material based on the grade control-drilling model to be mined was categorised into four (4) different classes based on au-content grades as shown in Table 1 below.

❖Total waste material (grades <0.3g/t Au) worked out as 862,032t while ROMPAD ore grade material (>0.3g/t Au) is 419,988t for an ore to waste stripping ratio of 1: 2.1.

Management Discussion and Analysis

May 31, 2020

Table 1: Buckreef Gold Mine: Oxide Ore Starter Pit Mineral Reserves

❖After applying an estimated 5% ore loss due to dilution and other factors, total mineable ounces is estimated at ~33,020 ounces.

Mine Activities & Mine Production

❖A baseline surface topography map showing the start-up footprint of starter pit, ROM pad, top soil dump and waste rock dump completed during the month.

❖Mineralized surface projection of the ore zone within the starter pit was demarcated in red tape.

❖Haul roads to waste rock dump and ROMPAD cleared and compacted.

❖Actual mining in the oxide ore starter pit commenced during the reporting period. Initial mining plan aimed at stripping the topsoil and waste material in the central section of the new pit to expose medium to high grade ores for immediate processing by the 5tph CIL process plant to achieve a first gold pour by end of June 2020.

Rom Pad

❖There was ore material movement from the starter pit to the ROM pad as follows:

•High-grade Ore: 1 632t@4.0g/t Au (209.90Ozs) &

•Low-grade ore: 873t @ 0.65g/t Au (18.25Ozs).

❖Total Ore mined from the Buckreef as of 31st May 2020 by source of ore  now stands at:

•South Pit: 119,654.09t averaging 1.07g/t Au with total contained metal ounces of 4,108.87 &

•Main Starter Pit: 2,505t averaging 1.86g/t Au with total contained metal ounces of 228.15.

The Material inventory is summarized in detail in Table  below.

Table 2: Buckreef Gold Mine: Main Starter Pit Oxide Ore Inventory (as of 31st May 2020)

Management Discussion and Analysis

May 31, 2020

❖Process plant feed is scheduled to commence in mid-June 2020 once all operational permits for the TSF facility have been received from the Ministry of Mines and/or Ministry of Water and Irrigation.

Mine Operational Challenges

❖Persistent rains during the reporting period was a major delay (wet & slippery ground.

❖Teething problems with some equipment breakdowns and sourcing spares (contractor advised to finalize site prep and spares store inventory)

Mineral Processing

15tph Processing Plant (EPCM Tender)

•The 15tph CIL process plant tender internal adjudication by Virimai Projects of the six (6) tender bids was presented to the BGC Technical Working Committee and the Buckreef Board of Directors for discussion prior to final decision to award.

•Local Content documentation compilations for submission to Mining Commissioner on the number and types of tender bids were completed and submitted as part of the internal adjudication.

•Actual award of the tender will be done in June 2020 after completion of Local Content Regulatory requirements with the offices of the Mining Commission of Tanzania on such procurements.

•The Corporation has also selected SGS (Lakefield) and Bateman (South Africa) as a preferred consultant to oversee and direct the winner of the EPCM tender in the final design, fabrication of the plant.

5tph Processing Plant

Conversion of the existing CIC process plant into a 5tph CIL process plant to assist with additional metallurgical test-work on the Buckreef oxide ore as well as commence gold production was completed during the reporting period. Brief summary of the work achieved is outlined below.

Power Supply

❖Purchase and installation of a new 550kVa transformer and powerline connections from TANESCO were completed successfully.

❖The power tie-in to process plant’s main motor control center (MCC) completed.

❖Purchase and installation of a second 350kVa diesel powered generator to boost power supply back up at the process plant completed.

❖Additional security lighting around the process plant installed.

Chemical Reagents/Storage/Permitting

❖Housekeeping to renovate and clean up the old chemical storage warehouse was completed.

❖An application for the renewal of the Buckreef Chemical usage permit was submitted to the Government Laboratory Agency (Chief Government Chemist) in Mwanza.

Management Discussion and Analysis

May 31, 2020

❖Certification by GCLA also achieved during the reporting period.

❖Chemicals reagents procured as the first fill reagents for the process plant

Crushing Circuit

❖Crushing units were set into final positions.

❖All the crushing plant motors were tested and confirmed to be fully functional as part of dry commissioning.

❖Conveyors, feeders, vibrating screen, primary crusher, and secondary crusher were fully serviced (greasing, retightening and realignment) successfully.

❖Circuit construction completed.

❖ROM bin and Crushed Ore bin discharge vibrating reclaim feeders optimization completed.

❖Conveyor belt repairs completed.

❖Several trial ore crushing tests were subsequently conducted to confirm operational expectations successfully.

❖Equipment commissioning has been completed.

Grinding Circuit

❖Ball mill installation and alignment was completed.

❖Ball mill was successfully fitted with gearbox and the electrical motor and then bump tested and operated okay.

❖The ball mill feed chute, the crushed ore bin were successfully installed, and connections to the discharge-vibrating feeder completed.

❖Modifications to the hydro cyclone and the tonnage box completed.

❖Ball mill grinding steel balls first fill completed.

❖Pumps and piping connections to CIL completed.

❖Grinding water flowmeter installation completed.

CIL & Elution Circuit

❖All seven (7) tanks for the CIL circuit fabricated and installed.

❖The tanks successfully fitted with down-comers, inlet and discharge launders and agitator installation, pulley and motor alignment completed.

❖The installation and piping of the aeration blower also completed.

❖Dry and wet commissioning of the CIL tanks successful

❖Elution plant refurbishment commenced and progressing well.

Tailings Storage Facility

❖The start-up TSF design was completed and subsequently incorporated into the Environmental Management Audit Management Report for 2020 that was filed with NEMC.

❖An application to register the TSF was subsequently submitted to the Ministry of Water and Irrigation (MOWI) and Ministry of Minerals (MOM). Officials from both ministries subsequently came to site to inspect the proposed site and construction of the TSF.

❖Permits to commence construction received from both Ministries.

❖Renovations and excavations on ex-heap leach Pads 4 and 3 to enhance tailings freeboard and containment volume completed.

❖The HDPE liners to guard against accidental seepage was purchased and installed.

❖This initial TSF facility will be able to cater for 2.5 months of tailings storage.

❖An application for a permit to commence using the TSF was submitted to MOM at the end of May 2020.

❖Ore removal from Pad 2 also commenced towards the end of the month in order to clear space for extension of the TSF facility.

Process Plant Challenges

Management Discussion and Analysis

May 31, 2020

•Persistent rains during the reporting period delayed welding and most electrical works.

•Delayed response by Chief Government Chemist on the issue chemical warehouse inspection and certification has delayed purchasing of the chemical reagents and the planned wet commissioning.

•TSF certification also caused a significant delay in the actual hot commissioning and actual start-up of the plant.

•Lack of mobile mine-site analytical laboratory will compromise plant performance monitoring and adjustments at start-up.

Exploration & Resource Extension Drilling

The Corporation continued with its Phase 3 deep drilling program targeting down dip and strike extensions of the Buckreef Main zone at elevations up to 700m below the current pit bottom.

The program is more concerned with accurate azimuth for precise intercepts at expected target depths rather than amount of meters drilled. A brief summary of the activities and results achieved during the reporting period is given in the sections below.

Phase 3 Drilling

A combined total of 2 389.32m was drilled during the reporting period as summarized in the table below. Breakdown of the drilling details are as follows:

•RC pre-collaring totalled 479m

•Diamond core tailing totalled 1 910.32m

•Three drill-holes were completed and one was abandoned due to a collapse loose broken ground.

Table 4: Drilling Stats-: Q3 2020

Sampling & Assay Results

A combined total of samples were generated and submitted to analytical labs in Mwanza during the reporting period as summarized in the table below:

Management Discussion and Analysis

May 31, 2020

Table 5: Sampling Stats-: Q3 2020

•Mintech laboratory continues to be the primary laboratory while SGS-Mwanza is used for umpire checks.

•Though no assay results were published during the quarter, the initial assay results from the northeast extension zone show wide low-grade mineralization envelopes at depth related to specific geological units and structures while that from main zone show wide high to medium grade mineralization envelope.

•The wide ore zones occasionally contain pockets of high gold content whose control is possibly related to points of cross cutting structures and intensity of alteration plus presence of finely disseminated sulphides in the unit.

Mineral Resource Statement

•An updated mineral resource statement was published by TANGOLD on the 17th of March 2020.

•A detailed NI43-101 compliant updated Independent Technical Mineral Resource report was completed and filed in June 2020.

The updated mineral resource figures at cut-off grades of 0.4g/t (Buckreef) and 0.5g/t (rest of the prospects) are as summarized in the table below:

Table 6: Buckreef Gold Project Mineral Resource Estimate as of 31st May 2020 (Source: Virimai Projects, 2020)

•The Buckreef shear zone hosted mineral resources (Measured & Indicated) as updated now stands at 35.88Mt @ 1.77g/t with ~2.04Moz of contained gold, up from a 2018 estimate of 21.99Mt @ 1.54g/t with 1.09Moz of contained gold.

Management Discussion and Analysis

May 31, 2020

•The overall mineral resource figures for the other three prospects remain the same as previously published since there was no new exploration work conducted on those prospects.

•The combined total mineral resources (Measured & Indicated) for the Buckreef Project as updated now stands at 38.57Mt @ 1.77g/t with ~2.19Moz of contained gold.

Mineral Reserve Statement

The Corporation did not conduct and new review of the mineral reserves for the Buckreef project during the reporting period. The Buckreef Gold project pit-optimized mineral reserves as at 31st May 2020 still remains as summarized in the table below:

Table 7: Buckreef Gold Project Mineral Reserve Estimate as of 31st May 2020 (Source Virimai Projects, 2018)

Pits Design Reserves Summary		COG: Oxide & Trans = 0.38, Fresh = 0.41 **Virimai 22nd June 2018 Pit Design Reserves Summary**			
Prospect	**Reserves**	**Tonnes**	**Grade**	**In Situ Gold Content**	
Name	**Category**	**(Mt)**	**Au (g/t)**	**Kg**	**oz**
Buckreef	Proven	8,174,415	1.64	13,374.06	429,985.66
	Probable	8,174,147	1.40	11,435.72	367,666.58
	Waste	**160,217,840**			
Total (Proven + Probable)		**16,348,562**	**1.52**	24,809.78	797,652.24
Eastern Porphyry	Proven	79,385	1.17	93	2,982
	Probable	976,281	1.03	1,003	32,242
	Waste	9,823,917	0.02		
Total (Proven + Probable)		**1,055,666**	**1.04**	1,096	35,224
Tembo	Proven	-	-	-	-
	Probable	70,183	2	165	5,312
	Waste	1,354,468	-		
Total (Proven + Probable)		**70,183**	**2.35**	**111**	**3,582**
Bingwa	Proven	1,098,383	2.39	2,366	76,074
	Probable	510,154	1.30	377	12,108
	Waste	10,311,734			
Total (Proven + Probable)		**1,608,536**	**2.04**	**2,743**	**88,182**
Grand Total	**Proven**	**9,352,183**	**1.72**	**16,092**	**517,358**
	Probable	**9,730,764**	**1.36**	**13,265**	**426,492**
	Proven +Probable	**19,082,947**	**1.54**	**16,749**	**943,851**

•Depletion of the oxide ore reserve component from the Buckreef shear zone will be conducted in the next reporting period.

Buziba Project

During the reporting period, no fieldwork was conducted in the project area.

Management Discussion and Analysis

May 31, 2020

The Buziba Project comprises a single prospecting license (PL6545/2010) located some 25km east of the Buckreef project in the Geita district (see Figure, overleaf).  The project area can be accessed from Buckreef via unpaved and poorly maintained gravel roads. The Project is a pre-development stage medium grade gold deposit and principal host lithologies include basalt, co-magmatic dolerite and a suite of intrusive quartz-albite felsic porphyries. Gold mineralization associated with shear-hosted vein quartz arrays in meta-basalts and as extensive stock works in the felsic porphyries. Geometry of the mineralization is highly irregular, forming a zone 200m thick and extending E-W for at least 2,500m.

Itetemia Project

During the reporting period, no fieldwork was conducted in the project area.

The Itetemia gold deposit includes the mineral resources of the Golden Horseshoe Reef (“GHR”), and is an advanced stage exploration project focusing on the development of the GHR. A total of 9,833m of diamond core drilling (51 holes) and 8,339m of RC drilling (138 holes) was completed on the project. Modeling and processing of assay results from both the core drilling and RC drilling so far completed over the GHR and surrounding areas.

The process to convert the PL covering the Horseshoe Gold Prospect at Itetemia into a Mining License (ML) commenced on 4th November 2015. As reported in the last quarter, the Itetemia ML application (01722/2015) was arbitrarily removed from the Ministry of Mines License portal and the 5 PML’s that were awarded by the government to local third parties are still in existence on the said Government’s portal. Management has engaged the Mining Commission as well as the Minister of Mines to determine what’s taken place, and the course of action required to remedy the situation and is pursuing all necessary actions to do so. The Company also has the option of referring the situation should it not resolve in our favor to the Tanzanian anti-corruption bureau or possibly seeking remedy under the Tanzanian / Canadian economic treaty of 2013.

Kigosi Project

During the reporting period, no fieldwork was conducted in the project area.

Kigosi Project area remains subject to a Game Reserve Declaration Order. Upon repeal or amendment of that order by the Tanzanian Government, the Kigosi Mining Company will be legally entitled to exercise its rights under the Mineral Rights and Mining License. A recent pronouncement by the Honorable President of Tanzania to local villagers in Ushirombo stated that his government had commenced procedures for de-gazetting part of the Kigosi-Moyowosi game reserve area to afford villagers extended land for agriculture and mining activities.

Mine development plans at Kigosi continue to be shelved since under the 2010 Mining Act, only exploration and mining of energy minerals, including uranium, gas and petroleum is permitted in any game reserve.

Luhala Project

During the reporting period, no fieldwork was conducted in the project area.

The Luhala Project is an advanced stage exploration project focusing on the development of the Luhala gold deposit which consists of five anomalous hilltops. The mineralization is stratabound shear-zone hosted gold mineralization (stratigraphic and structural control) within a distinct unit of felsic rocks with associated ferruginized mafic and felsic rocks.

Management Discussion and Analysis

May 31, 2020

The Corporation was mainly focused on bringing the Buckreef project into production such the planned selection of a consultant to commence a preliminary feasibility study at the Luhala gold project has been deferred to a later date and once funds are available the contract to engage the consultant to carry out the study will be signed to initiate the study.

Exploration Updates &License Holding and Status: All PLs (Retain/JV/Discard/Forfeited)

Following the Company’s decision to focus on mine development as its strategy of generating maximum revenue from its existing portfolio of properties and with the rising costs of maintaining prospecting and other licences in Tanzania, management continues to streamline its license portfolio in Tanzania.

Active PLs License Holding and Status: Retain/JV/Discard Portfolio

During the reporting period, the Company recorded no outstanding liabilities for its portfolio of currently active licenses categorised as Retain (black test), Joint Venture (blue text) and Discard (purple text) as illustrated in the table below.

However, the Company does have the anticipated statutory liabilities for the entire portfolio of active licenses as of 31st May 2020 covering a combined area of 240.90km2are as shown in the table below:

Table 9: TanGold Corporation Gold Projects Active PL Portfolio Status – License Status and Liabilities as of 31st May 2020

As of 31st May 2020, cumulative annual fees liabilities for all Active PLs by respective projects now totals US$ 85,578 comprised as follows:

•Outstanding Annual Fees (+ penalties)-: US$ 2,772;

•Renewal Application Fees-: US$nil;

•Processing Fees-: US$nil and

•Upcoming June Annual Fees-: US$ 82,806

The Company, through its JV partner, Stamico, is still in the process of negotiating with the Mining Commission to issue new Licenses to preserve the PL holdings for the JV agreement.

Management Discussion and Analysis

May 31, 2020

The Company still has not received any information back from the Government on its request to review the proposed land compensation for villagers affected by the expanded Buckreef Special Mining Lease area.

Historical PLs License Holding and Status: Forfeited Portfolio

As per new regulations now in force since 2015, outstanding annual fees and penalties for all licenses that expired and/or forfeited at the expiry of their tenure have to be settled with the Ministry of Mines. During the reporting period, the Company cleared off the historical debt for all PLs that were registered under Tanzam2000.

The Company has been paying off these debts and as of 31st May 2020, the remaining forfeited license portfolio stands at 109 licences and the attendant liabilities are as summarized in the table below:

Table 10: TanGold Corporation Gold Projects Forfeited PL Portfolio Status – Liabilities as of 31st May 2020

TANGOLD CORPORATION FORFEITED PL PORTFOLIO & LIABILITIES: MAY 2020

CATEGORY	Project_ID	# of PLs	Application Fees	Preparation Fees	Outstanding Annual/Penalty Fees	Annual Fees June 2020
FORFEITED	Itetemia	6	$0.00	$0.00	$4,743.00	$4,743.00
	Nzenga	2	$0.00	$0.00	$0.00	$0.00
	Mwadui	7	$0.00	$0.00	$11,511.00	$11,511.00
	Manonga	11	$0.00	$0.00	$29,226.00	$29,226.00
	Biharamulo	7	$0.00	$0.00	$13,635.00	$13,635.00
	Kanegele	10	$0.00	$0.00	$5,514.00	$5,514.00
	Kigosi	28	$0.00	$0.00	$100,675.50	$100,675.50
	Lunguya	10	$0.00	$0.00	$6,675.00	$6,675.00
	Ushirombo	5	$0.00	$0.00	$9,426.00	$9,426.00
	Mbogwe	1	$0.00	$0.00	$17,271.00	$17,271.00
	Igunga	1	$0.00	$0.00	$0.00	$0.00
	Majimoto	1	$0.00	$0.00	$0.00	$0.00
	Other	3	$0.00	$0.00	$0.00	$0.00
	Tulawaka	7	$0.00	$0.00	$4,657.50	$4,657.50
	Kibara	3	$0.00	$0.00	$18,063.00	$18,063.00
	Shinyanga	1	$0.00	$0.00	$13,369.50	$13,369.50
	Nyanzaga North	3	$0.00	$0.00	$8,140.50	$8,140.50
	Luhala	3	$0.00	$0.00	$6,333.75	$6,333.75
	Total	109	$0.00	$0.00	$249,240.75	$249,240.75

As of 31st May 2020, cumulative outstanding annual fees liabilities for the remaining forfeited PLs by respective projects now totals US$ 249,240.

Summary

As of 31st May 2020, and based on the continuing streamlining of the PL-holdings exercise, all outstanding, current and future financial liabilities and obligations arising from our total current land-holdings (including forfeited PLs all of which no longer appear on our portal) in unpaid rents including the penalties is summarized by company below.

Management Discussion and Analysis

May 31, 2020

Table 10: TRX All Project PL Portfolio Status – License Status and Liabilities as of 31st May 2020

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk.  For further details on the risk factors affecting the Company, please see the Company’s Form 20-F Annual Report for year ended August 31, 2019 filed on SEDAR as the Company’s Annual Information Form and as filed with the SEC via Edgar.

Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”)

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for design and effectiveness of disclosure controls and procedures (“DC&P”) and the design of internal control over financial reporting (“ICFR”) to provide reasonable assurance that material information related to the Company is made known to the Company’s certifying officers. The Company’s ICFR is based on the Committee of Sponsoring Organizations (“COSO”) 2013 framework. The Company’s CEO and the CFO have evaluated the design and effectiveness of the Company’s DC&P as of May 31, 2020 and have concluded that these controls and procedures are not effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company in light of the material weakness in the Company’s ICFR as further discussed. The CEO and CFO have also evaluated the design and effectiveness of the Company’s ICFR as of May 31, 2020 and concluded that ICFR was not effective as at May 31, 2020 due to the following material weaknesses; (i) review and approval of certain invoices and the related oversight and accuracy of recording the associated charges in the Company’s books; and (ii) lack of adequate oversight related to the development and performance of internal controls. Due to the limited number of personnel in the company, there are inherent limitations to segregation of duties amongst personnel to perform adequate oversight, including oversight regarding complex International Financial Reporting Standards that may cause misinterpretation and misapplication.

This material weakness resulted in understatement of the fair value of the derivatives contained in the gold bullion loans by $1,300,000 and $200,000 respectively for the years ended August 31, 2019 and 2018, which resulted in changes to the loss for the three and nine month period ended May 31, 2020 and 2019.

Management Discussion and Analysis

May 31, 2020

The Company intends to take steps to enhance and improve the design of its ICFR; however during the fiscal period ended May 31, 2020, the Company has not been able to remediate the material weaknesses identified above.  Further, proposed changes to address the material weaknesses will take time to implement due to, among other things, a limited number of staff at the Company.

During the current period there have been no other changes in the Company’s DC&P or ICFR that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com and the Company’s website at wwwtangoldcorp.com .

Approval

The Board of Directors of Tanzanian Gold Corporation has approved the disclosure contained in the interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.  It is also available on the SEDAR website at www.sedar.com

Cautionary Note Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future prices of base and precious metals; success of exploration activities, cost and timing of future exploration and development; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or “variations of such words and phrases or statements that certain actions, events or results “may” , “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments at Buckreef or other mining or exploration projects, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, and is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to: unexpected events and delays during permitting; the possibility that future exploration results will not be consistent with the Company’s expectations; timing and availability of external financing on acceptable terms in light of the current decline in global liquidity and credit availability; uncertainty of inferred mineral resources; future prices of base and precious metals; currency exchange rates; government regulation of mining operations; failure of equipment or processes to operate as anticipated; risks inherent in base and precious metal exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations; and uncertain political and economic environments.  Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can

Management Discussion and Analysis

May 31, 2020

be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.